UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

MobileIron, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

60739U204

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 20, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60739U204	SCHEDULE 13D

1.	NAME OF REPORTING PERSON:

	Magnetar Financial LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a) ☐
		(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		6,462,805
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH REPORTING		0
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		6,462,805
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	6,462,805
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.45%
14.	TYPE OF REPORTING PERSON

	IA; OO

CUSIP No. 60739U204	SCHEDULE 13D

1.	NAME OF REPORTING PERSON:

	Magnetar Capital Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a) ☐
		(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		6,462,805
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH REPORTING		0
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		6,462,805
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	6,462,805
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.45%
14.	TYPE OF REPORTING PERSON

	HC; OO

CUSIP No. 60739U204	SCHEDULE 13D

1.	NAME OF REPORTING PERSON:

	Supernova Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a) ☐
		(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		6,462,805
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH REPORTING		0
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		6,462,805
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	6,462,805
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.45%
14.	TYPE OF REPORTING PERSON

	HC; OO

CUSIP No. 60739U204	SCHEDULE 13D

1.	NAME OF REPORTING PERSON:

	Alec N. Litowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a) ☐
		(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		6,462,805
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH REPORTING		0
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		6,462,805
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	6,462,805
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.45%
14.	TYPE OF REPORTING PERSON

	HC; IN

SCHEDULE 13D

ITEM 1.                SECURITY AND ISSUER

This Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.0001 (the “Shares”), of MobileIron, Inc., a company incorporated in Delaware (the “Company”).  The principal executive offices of the Company is 490 East Middlefield Road, Mountain View, California 94043.

ITEM 2.                IDENTITY AND BACKGROUND

(a)           The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i)  Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (ii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), and (iii) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)           The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)           Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate amount of funds used by the Reporting Persons in purchasing the 6,462,805 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $45,280,752 (excluding commissions and other execution-related costs).

ITEM 4.                PURPOSE OF TRANSACTION

The Reporting Persons acquired the 6,462,805 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Schedule 14A Information filed on October 26, 2020 that 118,584,315 Shares were issued and outstanding as of October 23, 2020.

(a)           As of October 29, 2020, each of the Reporting Persons may have been deemed to have beneficial ownership of 6,462,805 Shares, which consisted of (i) 2,855,086 Shares held for the benefit of PRA Master Fund, (ii) 3,140,728 Shares held for the benefit of Constellation Fund; and (iii) 466,991Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 5.45% of the Shares.

(b)           As of October 29, 2020, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 6,462,805 Shares, which consisted of (i) 2,855,086 Shares held for the benefit of PRA Master Fund, (ii) 3,140,728 Shares held for the benefit of Constellation Fund; and (iii) 466,991 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 5.45% of the Shares.

(c)           Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on NASDAQ and various other trading markets.

As disclosed by the Company in the 8-K filed with the SEC on September 28, 2020:

On September 26, 2020, MobileIron, Inc., a Delaware corporation (the “Company” or “MobileIron”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ivanti, Inc., a Delaware corporation (“Parent”), and Oahu Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Buyer Parties”). The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger Agreement and the transactions contemplated thereby were approved unanimously by the Company’s Board of Directors (the “Board”). Capitalized terms used herein without definition have the meaning given to them in the Merger Agreement.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of our common stock that is outstanding immediately prior to the Effective Time (other than shares of common stock (1) held by the Company as treasury stock, (2) owned by Parent or Merger Sub, (3) owned by any direct or indirect wholly owned subsidiary of Parent or Merger Sub or (4) held by stockholders who have properly and validly exercised their statutory rights of appraisal under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be canceled and converted into the right to receive cash in the amount equal to $7.05, without interest (the “Per Share Merger Consideration”).

(d)           No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

ITEM 6.                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

ITEM 7.                MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of October 29, 2020 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 29, 2020

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
9/28/2020	2,280,761	7.00133(3)
9/29/2020	258,277	7.01994(4)
9/30/2020	407,114	7.01735(5)
10/1/2020	146,248	7.01924(6)
10/2/2020	170,866	7.01857(7)
10/5/2020	5,900	7.02000(8)
10/6/2020	120,588	7.02000(9)
10/7/2020	238,472	7.01521(10)
10/8/2020	142,712	7.01576(11)
10/9/2020	141,239	7.01971(12)
10/12/2020	452,812	7.00004(13)
10/13/2020	363,049	7.01274(14)
10/14/2020	472,200	6.99996(15)
10/15/2020	409,600	6.99336(16)
10/16/2020	224,100	6.99436(17)
10/19/2020	32,203	7.02000(18)
10/20/2020	137,883	7.02000(19)
10/21/2020	99,829	7.02000(20)
10/22/2020	107,106	7.01896(21)
10/26/2020	145,309	7.02000(22)
10/27/2020	106,537	7.01462(23)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $7.00133 per share, at prices ranging from $6.960 to $7.020 per share.

(4) Reflects a weighted average purchase price of $7.01994 per share, at prices ranging from $7.010 to $7.020 per share.

(5) Reflects a weighted average purchase price of $7.01735 per share, at prices ranging from $7.010 to $7.020 per share.

(6) Reflects a weighted average purchase price of $7.01924 per share, at prices ranging from $7.010 to $7.020 per share.

(7) Reflects a weighted average purchase price of $7.01857 per share, at prices ranging from $7.010 to $7.020 per share.

(8) Reflects a weighted average purchase price of $7.02000 per share, at prices ranging from $7.020 to $7.020 per share.

(9) Reflects a weighted average purchase price of $7.02000 per share, at prices ranging from $7.020 to $7.020 per share.

(10) Reflects a weighted average purchase price of $7.01521 per share, at prices ranging from $7.005 to $7.020 per share.

(11) Reflects a weighted average purchase price of $7.01576 per share, at prices ranging from $7.010 to $7.020 per share.

(12) Reflects a weighted average purchase price of $7.01971 per share, at prices ranging from $7.010 to $7.020 per share.

(13) Reflects a weighted average purchase price of $7.00004 per share, at prices ranging from $6.970 to $7.020 per share.

(14) Reflects a weighted average purchase price of $7.01274 per share, at prices ranging from $6.990 to $7.020 per share.

(15) Reflects a weighted average purchase price of $6.99996 per share, at prices ranging from $6.980 to $7.020 per share.

(16) Reflects a weighted average purchase price of $6.99336 per share, at prices ranging from $6.980 to $7.000 per share.

(17) Reflects a weighted average purchase price of $6.99436 per share, at prices ranging from $6.990 to $7.000 per share.

(18) Reflects a weighted average purchase price of $7.02000 per share, at prices ranging from $7.020 to $7.020 per share.

(19) Reflects a weighted average purchase price of $7.02000 per share, at prices ranging from $7.020 to $7.020 per share.

(20) Reflects a weighted average purchase price of $7.02000 per share, at prices ranging from $7.020 to $7.020 per share.

(21) Reflects a weighted average purchase price of $7.01896 per share, at prices ranging from $6.990 to $7.020 per share.

(22) Reflects a weighted average purchase price of $7.02000 per share, at prices ranging from $7.020 to $7.020 per share.

(23) Reflects a weighted average purchase price of $7.01462 per share, at prices ranging from $7.010 to $7.020 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of October 29, 2020, among the Reporting Persons.